FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 28 November 2014
Exhibit No. 2	Director/PDMR Shareholding dated 05 December 2014
Exhibit No. 3	Director/PDMR Shareholding dated 09 December 2014
Exhibit No. 4	Sale of a Portfolio of Irish Real Estate Loans dated 16 December 2014
Exhibit No. 5	Publication of Prospectus dated 23 December 2014
Exhibit No. 6	Notices of Redemption dated 23 December 2014

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 28 November 2014:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28-November-2014
Ordinary shares of £1	6,346,061,143	4	25,384,244,572
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	6,346,961,143		25,387,844,572

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

The Royal Bank of Scotland Group plc
5 December 2014

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH DTR3.1.2R AND DTR 3.1.4R

The Royal Bank of Scotland Group plc (the "Company") announces that ordinary shares of £1 each in the Company ("Shares") were delivered to the PDMRs on 5 December 2014, as set out below.

The Shares delivered represent payment of a fixed share allowance for the four month period ended 31 December 2014.

The number of Shares delivered, the number of Shares sold to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

PDMR	No. of Shares delivered	No. of Shares sold to satisfy associated tax liability	No. of Shares retained
Elaine Arden	24,431	11,500	12,931
Rory Cullinan	67,982	32,000	35,982
Leslie Matheson	46,738	22,000	24,738
Simon McNamara	50,987	24,000	26,987
Jonathan Pain	25,493	12,000	13,493
Alison Rose	50,987	24,000	26,987
David Stephen	50,987	24,000	26,987
Ewen Stevenson	68,549	32,267	36,282
Christopher Sullivan	59,484	28,000	31,484
Donald Workman	42,489	20,000	22,489

The market price used to determine the number of Shares delivered was £3.9226. Shares retained after payment of associated tax liabilities are held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in five equal instalments over a five year period.

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 3

The Royal Bank of Scotland Group plc (the "Company")
9 December 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

The Company was notified on 8 December 2014 that the Trustee of The Royal Bank of Scotland plc BAYE and Profit Sharing Account purchased ordinary shares of £1 in the Company ("Shares") on that date on behalf of the PDMR named below as a participant in The Royal Bank of Scotland Group plc Share Incentive Plan.

PDMR	No. of Shares purchased	Purchase price
Christopher Sullivan	31	£4.011

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 4

16 December 2014

Sale of a portfolio of Irish real estate loans

The Royal Bank of Scotland Group plc (RBS) announces today the agreement to sell a portfolio of Irish real estate loans to an entity controlled by Cerberus.

At completion, RBS will receive cash consideration of up to £1.1 billion* at current exchange rates. Completion is expected in the first quarter of 2015. The sale proceeds will be used for general corporate purposes.

The transaction, which represents RWA equivalent of c£1.2 billion as at 30 September 2014, is part of the continued reduction of assets in its RBS Capital Resolution division and is in line with the bank's plan to strengthen its capital position and reduce higher risk exposures.

The carrying value of the loans is c£1 billion, the gross assets are c£4.8 billion and generated a loss of £0.8 billion, principally impairment provisions, in the year to 31 December 2013.

- END -

For further information:

Investors Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	Media RBS Press Office +44 (0) 131 523 4205 Ulster Bank Media Relations +353 (0) 1 884 7032

*        The parties have agreed a list of matters requiring remediation that affect certain of the loans sold.  This list will be finalised prior to completion.  A portion of the consideration equal to 30% of the value of any loans so            identified will be deferred pending and subject to remediation of these matters within a period of six months following completion.

Exhibit No. 5

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 23 December 2014.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5951A_-2014-12-23.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Matthew Richardson
The Royal Bank of Scotland Group plc
250 Bishopsgate, London, EC2M 4AA
TEL: +44 20 7678 1800
FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 6

Notices of Redemption

RBS Capital Trust III ("Trust III")
and
The Royal Bank of Scotland Group plc (the "Bank")
(collectively, the "Issuers")

The holders of the following securities (the "Securities") have been notified by the Issuers of the upcoming redemption of the Securities on 30 January 2015:

A.        the $950,000,000 5.512% Non-Cumulative Trust Preferred Securities issued by Trust III pursuant to the Amended and Restated Declaration of Trust dated 24 August 2004 of Trust III (ISIN Code: US74927QAA58) (the             "TPSs"); and

B. the US$950,001,000 Fixed/Floating Rate Callable Subordinated Notes due 2044 issued by the Bank pursuant to the Trust Deed dated 24 August 2004 (ISIN Code: XS0199720623).

As a result of previous public tender offers for the TPSs, the Bank already holds $593,473,000 of TPSs.

The Securities are being redeemed as a result of a regulatory redemption event. Terms used but not defined herein shall have the meaning given to them in the relevant notice of redemption. The Issuers have sent the notices to the holders pursuant to the terms of the Securities. To view the notices, please click on the links below.

http://www.rns-pdf.londonstockexchange.com/rns/6092A_-2014-12-23.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6092A_1-2014-12-23.pdf

For further information, please contact:

Matthew Richardson
The Royal Bank of Scotland Group plc
250 Bishopsgate, London, EC2M 4AA
TEL: +44 20 7672 1758
FAX: +44 20 7672 1801

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 December 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary